Filed Pursuant to Rule 433

Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Leveraged Upside Participation and Contingent Downside

Principal at Risk Securities Linked to the EURO STOXX 50® Index due November 29, 2024

Term Sheet to Pricing Supplement dated November 25, 2019

Summary of Terms

Investment Description

•            Linked to the EURO STOXX 50® Index

•            Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the principal amount of the securities, depending on the performance of the Index from the Starting Level to the Ending Level.

•            The Redemption Amount will reflect the following terms:

o                 If the level of the Index increases:

You will receive the principal amount plus 202% participation in the upside performance of the Index

o                 If the level of the Index does not change or decreases by not more than 40%:

You will be repaid the principal amount

o                 If the level of the Index decreases by more than 40%:

You will have 1-to-1 downside exposure to the decrease in the level of the Index from the Starting Level, and you will lose more than 40%, and possibly all, of the principal amount

•             Investors may lose some or all of the principal amount

•             All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the securities included in the Index for payment; if CIBC defaults on its obligations, you could lose some or all of your investment

•             No periodic interest payments or dividends

•             No exchange listing; designed to be held to maturity

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Term	5 years
Reference Asset	The EURO STOXX 50® Index (Bloomberg ticker symbol “SX5E”) (the “Index”)
Pricing Date	November 25, 2019
Issue Date	November 29, 2019
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount Is Calculated” in this term sheet
Stated Maturity Date	November 29, 2024
Starting Level	3,707.68
Ending Level	The Closing Level of the Index on the Final Valuation Date
Threshold Level	2,224.608, 60% of the Starting Level
Participation Rate	202%
Final Valuation Date	November 21, 2024
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	3.62%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP / ISIN	13605WTM3 / US13605WTM37

The Issuer’s estimated value of the securities on the Pricing Date is $928.80 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-8 of the accompanying pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on the Participation Rate of 202% and the Threshold Level equal to 60% of the Starting Level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Level, and whether you hold your securities to maturity.

Hypothetical Returns

Hypothetical Ending Level	Hypothetical percentage change from the hypothetical Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount per security	Hypothetical pre-tax total rate of return

200.00	100.00%	$3,020.00	202.00%
175.00	75.00%	$2,515.00	151.50%
150.00	50.00%	$2,010.00	101.00%
125.00	25.00%	$1,505.00	50.50%
115.00	15.00%	$1,303.00	30.30%
110.00	10.00%	$1,202.00	20.20%
105.00	5.00%	$1,101.00	10.10%
100.00(1)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
75.00	-25.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
59.00	-41.00%	$590.00	-41.00%
50.00	-50.00%	$500.00	-50.00%
25.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

(1)         The hypothetical Starting Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Starting Level. The actual Starting Level is set forth under “Summary of Terms” above. For historical data regarding the actual Closing Levels of the Index, see the historical information set forth under the section titled “The EURO STOXX 50® Index” in the accompanying pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rate of return will depend on the actual Starting Level and Ending Level.

How the Redemption Amount Is Calculated

The Redemption Amount will be determined as follows:

•                If the Ending Level is greater than the Starting Level, the Redemption Amount will be equal to $1,000 plus

•                If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount will be equal to $1,000

•                If the Ending Level is less than the Threshold Level, the Redemption Amount will be equal to $1,000 minus

In such a case, you will lose more than 40%, and possibly all, of the principal amount of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                  If The Ending Level Is Less Than The Threshold Level, You Will Lose More Than 40%, And Possibly All,  Of The Principal Amount Of Your Securities At Maturity.

•                  No Periodic Interest Will Be Paid On The Securities.

•                  The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                  Our Estimated Value Of The Securities Is Lower Than The Original Offering Price Of The Securities.

•                  Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                  Our Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                  The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                  The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                  An Investment In The Securities Is Subject To Risks Associated With Investing In International Securities Markets.

•                  The Securities Will Not Be Adjusted For Changes In Exchange Rates.

•                  The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                  The Stated Maturity Date May Be Postponed If The Final Valuation Date Is Postponed.

•                  We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                  Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o                Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of the Index.

o                Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Index may adversely affect the level of the Index.

o                Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.

o                Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.

o                A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.

•                  The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                  There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

The Index is a product of STOXX Limited (“STOXX”), and has been licensed to be used by CIBC. STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the securities.

STOXX and its Licensors do not sponsor, endorse, sell or promote the securities; recommend that any person invest in the securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities; have any responsibility or liability for the administration, management or marketing of the securities; or consider the needs of the securities or the owners of the securities in determining, composing or calculating the Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the securities.  Specifically, STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the securities, the owners of the securities or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; and the merchantability and the fitness for a particular purpose or use of the Index and its data.  STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data.  Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.  The licensing agreement between us and STOXX is solely for our benefit and the benefit of STOXX and not for the benefit of the owners of the securities or any other third parties.

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